Exhibit 99.1

Smart Share Global Limited Announces Third Quarter 2023 Results

Net income reached RMB50.0 million for the third quarter of 2023

Number of POIs1 reached 1.2 million as of the end of the third quarter of 2023

SHANGHAI, China, November 27, 2023 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended September 30, 2023.

HIGHLIGHTS FOR THE THIRD QUARTER OF 2023

•	Net income for the third quarter of 2023 was RMB50.0 million, compared to a net loss of RMB95.8 million in the same period last year.

•	Adjusted net income[2] for the third quarter of 2023 was RMB55.2 million, compared to an adjusted net loss of RMB88.6 million in the same period last year.

•	As of September 30, 2023, the Company’s services were available in 1,189 thousand POIs, compared with 1,109 thousand as of June 30, 2023.

•	As of September 30, 2023, 65.5% of POIs were operated under our network partner model, compared with 62.0% as of June 30, 2023.

•	As of September 30, 2023, the Company’s available-for-use power banks[3] were 8.7 million, compared with 8.0 million as of June 30, 2023.

•	As of September 30, 2023, cumulative registered users[4] reached 379.0 million, with 16.4 million newly registered users acquired during the quarter.

•	Mobile device charging orders[5] for the third quarter of 2023 was 176.5 million, representing an increase of 9.1% compared to the same period last year.

“Our operation continues to reach new heights during the third quarter of 2023 with both mobile device charging service GMV and POI count reaching historic highs, despite the weaker than expected offline foot traffic and consumption power,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “The increased scale coupled with an improvement to our profitability reflects that our commitment to our strategies in operational efficiency and POI expansion is effective and continues to be a driver for future growth. We will continue to deliver best-in-class services and support to our users, location partners and network partners and to drive increased scale and operational efficiency of our operation in order to create value for our stakeholders.”

“As offline foot traffic and our operation continue their recoveries, we are also rebalancing the contribution by our two models,” said Peifeng Xu, President. “For our direct model, we continue to optimize our existing POI portfolio and to shift our emphasis to KA partners and larger cities. We also continue to transition a portion of our direct model POIs to our network partner model so that we can concentrate the advantages of our direct model into high-yielding locations. Our network partner model, which continues to be the driver of our network expansion, will primarily focus on expanding into lower-tier cities and to complement our direct model’s coverage in higher-tier cities. By expanding through and balancing the two models, we are able to effectively scale a diversified network across different regions and POI types.”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day and have at least one cabinet assigned to the location.

2 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

4 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

5 The Company defines mobile device charging orders for a given period as the total number of completed orders placed by registered users of the mobile device charging business under both the direct and network partner models in that given period, without any adjustment for orders that may qualify for discounts or incentives.

“The shifting balance between the two models and the initiatives we have taken to improve operational efficiency both contribute to the improvement of our profitability during the quarter,” said Maria Yi Xin, Chief Financial Officer. “Going forward, we maintain committed to our strategy in improving operational efficiency as we continue to optimize our operating expenses and deliver newer generations of hardware products to the market that are more cost-efficient. The improvement in our profitability coupled with our strong balance sheet and cash flow provides us with the foundation required to invest in new initiatives in the near future.”

UPDATE IN CONTRACTUAL ARRANGEMENT

Starting in the second quarter of 2023, the Company has updated its contractual arrangement with its network partners under the network partner model, shifting the principal role of providing mobile device charging service from the Company to network partners. Under the new contractual arrangement, the Company generates revenue by providing mobile device charging solutions to network partners, including software and system service, billing and settlement service, customer call center service and other services. The ownership rights of cabinets and power banks under the network partner model, which were previously held by the Company, have also been transferred to the network partners under the new contractual arrangement.

Starting in the second quarter of 2023, mobile device charging revenue generated under the network partner model has therefore been recorded under mobile device charging solution, which is now net of incentive fees paid to network partners. Additionally, all incentive fees paid to network partners will be excluded from the Company’s sales and marketing expenses going forward under the new contractual arrangement. Due to the new contractual arrangement, the Company now also generates revenue from cabinet and power bank sales to its network partners as a result of the shift in ownership rights of the cabinets and power banks under the network partner model from the Company to the network partner, and cost of cabinets and power banks sold to network partners will be recognized accordingly.

Starting from the second quarter of 2023, the classification of revenue has been updated accordingly to more clearly reflect the results of the two mobile device charging models. The Company’s classification of mobile device charging operation now consists of the direct model and network partner model. Under the direct model, the Company generates revenue by offering mobile device charging service and sales of power banks to users. Under the network partner model, the Company generates revenue by offering mobile device charging solution and sales of power banks and cabinets to network partners.

The table below sets forth the breakdown of mobile device charging revenue components based on the latest classification:

	2022Q3	2023Q2	2023Q3
	thousands RMB	thousands RMB	thousands RMB
Mobile device charging:
Direct Model	447,171	300,701	284,233
Mobile device charging service	438,412	293,922	278,099
Power bank sales	8,759	6,779	6,134
Network Partner Model	361,989	725,577	279,960
Mobile device charging service	352,634	-	-
Mobile device charging solution	-	53,793	58,759
Power bank and cabinet sales	9,355	671,784	221,201
Total mobile device charging	809,160	1,026,278	564,193

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2023

Revenues were RMB613.5 million (US$84.1 million6) for the third quarter of 2023, representing a 24.7% decrease from the same period in 2022. The decrease was primarily due to the decrease in mobile device charging revenues due to the change in the contractual arrangement with network partners.

•	Mobile device charging revenues, which consist of revenues generated under both direct and network partner models, decreased by 30.3% to RMB564.2 million (US$77.3 million) for the third quarter of 2023, from RMB809.2 million in the same period of 2022.

o	Revenues generated under the direct model, which comprise of mobile device charging service fee of RMB278.1 million and power bank sales of RMB6.1 million, decreased by 36.4% to RMB284.2 million for the third quarter of 2023, from RMB447.2 million in the same period of 2022. The decrease was primarily due to the decrease in number of POIs operated under the direct model.

o	Revenues generated under the network partner model, which comprise of mobile device charging solution fee of RMB58.8 million and sales of cabinets and power banks of RMB221.2 million, decreased by 22.7% to RMB280.0 million for the third quarter of 2023, from RMB362.0 million in the same period of 2022. The decrease was primarily due to the change in the contractual arrangement with network partners. Under the new contractual arrangement, mobile device charging revenue generated under the network partner is net of incentive fees paid to network partners. The decrease was partially offset by the increase in cabinet and power bank sales to network partners.

•	Other revenues, which primarily comprise of revenue from advertising services and new business initiatives, increase to RMB49.3 million (US$6.8 million) for the third quarter of 2023, from RMB5.8 million in the same period of 2022. The increase was primarily attributable to new business initiatives.

Cost of revenues increased by 71.1% to RMB214.8 million (US$29.4 million) for the third quarter of 2023, from RMB125.5 million in the same period last year. The increase was primarily due to the increase in sales of cabinets and power banks under the new contractual arrangement with network partners. The increase was partially offset by the decrease in depreciation cost.

Research and development expenses decreased by 2.0% to RMB23.8 million (US$3.3 million) for the third quarter of 2023, from RMB24.3 million in the same period last year. The decrease was primarily due to the decrease in personnel related expenses.

Sales and marketing expenses decreased by 60.4% to RMB298.2 million (US$40.9 million) for the third quarter of 2023 from RMB752.5 million in the same period last year. The decrease was primarily due to the decrease in incentive fees paid to network partners as a result of the change in the contractual arrangement with network partners and the decrease in incentive fees paid to location partners.

General and administrative expenses increased by 26.1% to RMB37.1 million (US$5.1 million) for the third quarter of 2023 from RMB29.4 million in the same period last year. The increase was primarily due to the increase in personnel related expenses and professional service expenses.

6 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2023, which was RMB7.296 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Income from operations for the third quarter of 2023 was RMB34.0 million (US$4.7 million), compared to a loss from operations of RMB97.0 million in the same period last year.

Net income for the third quarter of 2023 was RMB50.0 million (US$6.9 million), compared to a net loss of RMB95.8 million in the same period last year.

Adjusted net income for the third quarter of 2023 was RMB55.2 million (US$7.6 million), compared to an adjusted net loss of RMB88.6 million in the same period last year.

Net income attributable to ordinary shareholders for the third quarter of 2023 was RMB50.0 million (US$6.9 million), compared to a net loss attributable to ordinary shareholders of RMB95.8 million in the same period last year.

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3.3 billion (US$455.0 million).

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Monday, November 27, 2023 (9:00 P.M. Beijing Time on Monday, November 27, 2023) to discuss the financial results. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title: Energy Monster Third Quarter 2023 Earnings Conference Call

Pre-registration link: https://s1.c-conf.com/diamondpass/10035216-2hfck0.html

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/jnrnuvch

A telephone replay will be available through December 5, 2023. The dial-in details are as follows:

International:	+61-7-3107-6325
United States:	+1-855-883-1031
Mainland China:	+86-400-120-9216
China Hong Kong:	+852-800-930-639

Access Code:	10035216

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of September 30, 2023, the Company had 8.7 million power banks in 1,189,000 POIs across more than 2,000 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	948,773	828,499	113,555
Restricted cash	14,608	85,668	11,742
Short-term investments	2,091,198	2,384,182	326,779
Accounts receivable, net⁷	16,482	243,771	33,412
Inventory	1,051	99,871	13,688
Prepayments and other current assets⁷	228,672	349,793	47,943

Total current assets	3,300,784	3,991,784	547,119

Non-current assets:
Long-term restricted cash	21,000	21,000	2,878
Property, equipment and software, net	886,460	338,031	46,331
Long-term prepayments to related parties	71	-	-
Right-of-use assets, net	12,442	17,735	2,431
Other non-current assets⁷	35,898	19,630	2,691
Deferred tax assets, net	30,986	23,070	3,162

Total non-current assets	986,857	419,466	57,493

Total assets	4,287,641	4,411,250	604,612

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	810,197	794,811	108,938
Salary and welfare payable	111,274	130,929	17,945
Taxes payable	147,367	215,253	29,503
Financing payable-current	76,272	-	-
Current portion of lease liabilities	9,761	7,846	1,075
Accruals and other current liabilities	268,007	295,791	40,542

Total current liabilities	1,422,878	1,444,630	198,003

Non-current liabilities:
Financing payable-non-current	32,281	-	-
Non-current lease liabilities	854	8,615	1,181
Amounts due to related parties-non-current	1,000	1,000	137
Other non-current liabilities	189,323	188,488	25,834

Total non-current liabilities	223,458	198,103	27,152

Total liabilities	1,646,336	1,642,733	225,155

SHAREHOLDERS' EQUITY
Ordinary shares	347	347	48
Treasury stock	(6,816)	(5,132)	(703)
Additional paid-in capital	11,786,482	11,789,227	1,615,848
Statutory reserves	16,593	16,592	2,274
Accumulated other comprehensive income	163,928	202,018	27,688
Accumulated deficit⁷⁸	(9,319,229)	(9,234,535)	(1,265,698)

Total shareholders' equity	2,641,305	2,768,517	379,457

Total liabilities and shareholders' equity	4,287,641	4,411,250	604,612

7 On January l, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326), using the modified retrospective method and the adoption did not have material impact on the consolidated financial statements.

8 On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments -- Credit Losses (Topic 326) and recognized a cumulative-effect adjustment of RMB640 (US$93) to the opening accumulated deficit at the adoption date.

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging	809,160	564,193	77,329	2,225,814	2,403,516	329,429
Others	5,804	49,273	6,753	16,756	68,511	9,390

Total revenues	814,964	613,466	84,082	2,242,570	2,472,027	338,819

Cost of revenues	(125,548)	(214,817)	(29,443)	(415,970)	(1,010,753)	(138,535)
Research and development expenses	(24,281)	(23,799)	(3,262)	(75,090)	(63,894)	(8,757)
Sales and marketing expenses	(752,534)	(298,216)	(40,874)	(2,077,131)	(1,258,640)	(172,511)
General and administrative expenses	(29,421)	(37,094)	(5,084)	(85,255)	(94,982)	(13,018)
Other operating income/(loss)	19,846	(5,532)	(758)	23,558	(11,967)	(1,640)

(Loss)/income from operations	(96,974)	34,008	4,661	(387,318)	31,791	4,358

Interest and investment income	18,641	32,160	4,408	41,177	86,450	11,849
Interest expense to third parties	(9,648)	-	-	(26,658)	(4,228)	(579)
Foreign exchange (loss)/gain, net	(7,376)	4,299	589	(3,484)	(8,210)	(1,125)
Other loss, net	(397)	(16)	(2)	(409)	(27)	(4)

(Loss)/income before income tax expense	(95,754)	70,451	9,656	(376,692)	105,776	14,499

Income tax expense	-	(20,442)	(2,802)	-	(20,442)	(2,802)

Net (loss)/income	(95,754)	50,009	6,854	(376,692)	85,334	11,697

Net (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(95,754)	50,009	6,854	(376,692)	85,334	11,697

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	74,295	(12,332)	(1,690)	144,106	38,090	5,221

Total comprehensive (loss)/income	(21,459)	37,677	5,164	(232,586)	123,424	16,918

Comprehensive (loss)/income attributable to ordinary shareholders of Smart Share Global Limited	(21,459)	37,677	5,164	(232,586)	123,424	16,918

Weighted average number of ordinary shares used in computing net (loss)/income per share
- basic	519,010,018	520,075,932	520,075,932	518,199,085	519,795,778	519,795,778
- diluted	519,010,018	520,075,932	520,075,932	518,199,085	519,795,778	519,795,778

Net (loss)/income per share attributable to ordinary shareholders
- basic	(0.18)	0.10	0.01	(0.73)	0.16	0.02
- diluted	(0.18)	0.10	0.01	(0.73)	0.16	0.02

Net (loss)/income per ADS attributable to ordinary shareholders
- basic	(0.36)	0.20	0.02	(1.46)	0.32	0.04
- diluted	(0.36)	0.20	0.02	(1.46)	0.32	0.04

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(95,754)	50,009	6,854	(376,692)	85,334	11,697
Add:
Share-based compensation	7,116	5,205	713	20,868	17,030	2,334
Less:
Adjusted for tax effects	-	-	-	-	-	-

Adjusted net (loss)/income (non-GAAP)	(88,638)	55,214	7,567	(355,824)	102,364	14,031